SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 1996.

        TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (NO FEE REQUIRED).  For the transaction period from
                                   to                      .

Commission file number:  21859.

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Factory Card Outlet of America Ltd. Incentive Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Factory Card Outlet Corp.
                               745 Birginal Drive
                        Bensenville, Illinois 60106-1212

                              Required Information

Item 4

      In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the fiscal years ended December 31, 1996 and December 31, 1995.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

Date:      June 27, 1997                    FACTORY CARD OUTLET OF AMERICA LTD.
                                            INCENTIVE SAVINGS PLAN


                                            By:
                                                -------------------------------
                                                  Matthew Ellis
                                                  Plan Administrator


                                            By:
                                                -------------------------------
                                                  Glen J. Franchi
                                                  Plan Administrator


                                            By:
                                                -------------------------------
                                                  Jeffrey Kelly
                                                  Plan Administrator


                                            By:
                                                -------------------------------
                                                  Carol A. Travis
                                                  Plan Administrator

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------

Independent Auditors' Report...............................                  5

Statements of Net Assets Available
  for Plan Participants....................................                  6

Statements of Changes in Net Assets Available
  for Plan Participants....................................                  7

Notes to Financial Statements..............................                8-12

                                                             Schedule
                                                             --------

Item 27a - Schedule of Assets Held for Investment Purposes.      1          13

Item 27d - Schedule of Reportable Transactions.............      2          14

                          Independent Auditors' Report

The Retirement Committee
Factory Card Outlet of America Ltd.
  Incentive Savings Plan:

We have audited the accompanying statements of net assets available for plan participants of Factory Card Outlet of America Ltd. Incentive Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan participants for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                         KPMG PEAT MARWICK LLP

Chicago, Illinois
February 28, 1997

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Participants

December 31, 1996 and 1995

-------------------------------------------------------------------------------

                                                              1996        1995
--------------------------------------------------------------------------------

Assets:
  Cash and cash equivalents                                $   78,571         70
  Investments:
    Bank One, Chicago NA pooled investment funds:
      Income fund, at fair value                              330,989    289,642
      Equity fund, at fair value                              620,829    383,174
      Guaranteed principal fund, at contract value            415,794    324,099
    Participant loans                                         111,968     52,935
  Receivables:
    Employer contributions                                      7,897      7,134
    Employee contributions                                     28,613     25,589
    Accrued income                                              2,797      2,623
  Miscellaneous                                                    --      3,913
--------------------------------------------------------------------------------

Total assets                                                1,597,458  1,089,179

Liabilities - refund of excess employee contributions          10,398        843
--------------------------------------------------------------------------------

Net assets available for plan participants                 $1,587,060  1,088,336
--------------------------------------------------------------------------------


See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Participants

Years ended December 31, 1996 and 1995

-------------------------------------------------------------------------------

                                                         1996            1995
-------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
    Net investment income                            $    35,139         55,192
    Net appreciation
      in market value of investments                      87,738         55,032
    Interest income on participant loans                   3,872          4,037
-------------------------------------------------------------------------------

                                                         126,749        114,261

  Contributions:
    Employer                                             102,029         65,934
    Employee                                             373,245        234,710
    Rollover                                              51,769          5,212
-------------------------------------------------------------------------------

Total additions                                          653,792        420,117
-------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Vested benefits of terminated participants            (143,520)       (55,514)
  Refund of excess employee contributions                (10,398)          (843)
  Hardship withdrawals                                    (1,150)            --
-------------------------------------------------------------------------------

Total deductions                                        (155,068)       (56,357)
-------------------------------------------------------------------------------

Net increase                                             498,724        363,760

Net assets available for plan participants:
  Beginning of year                                    1,088,336        724,576
-------------------------------------------------------------------------------

  End of year                                        $ 1,587,060      1,088,336
-------------------------------------------------------------------------------


See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 1996 and 1995

--------------------------------------------------------------------------------

(1)     Description of the Plan

        The following brief description of the Factory Card Outlet of America Ltd. Incentive Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

        The Plan is a defined contribution plan sponsored by Factory Card Outlet of America Ltd. (Company) for all eligible employees, as defined in the Plan agreement. The Plan as adopted by the Company is a profit sharing plan with a cash or deferred savings feature. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Bank One, Chicago NA serves as the Plan's trustee and investment manager.

        Each participant is 100% vested in his or her salary reduction contribution, the Company's discretionary matching contributions, and actual earnings thereon at all times. Vesting in the Company's discretionary base contributions is based on years of continuous service. A participant is 100% vested after five years of credited service or upon death, disability, or the attainment of normal retirement age. Payments are generally made on a lump-sum basis upon termination.

        Upon satisfaction of certain conditions and approval of the plan administrator, participants may request and receive loans of up to 50% of their vested contribution account balance. Such loans bear interest at the prime rate in effect at the time of issuance plus one percent and are repaid through payroll deductions.

        A participant's retirement account is credited with the Company's discretionary matching and base contributions, the salary reduction contribution, and allocations of forfeitures and plan earnings. Allocations are based upon participant earnings and account balances as defined. Participants are also able to rollover balances from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

        Forfeitures become available for allocation when a terminated participant incurs five consecutive one-year breaks in service, as defined in the Plan, or receives a distribution of the vested portion of the discretionary base contribution account. Amounts which are forfeited will be allocated among the remaining participants in the Plan. As of the last day of each plan year, forfeitures are allocated among active participants in the ratio of each participant's compensation during the year to the total plan compensation during the year.

(2)     Summary of Significant Accounting Policies

        A summary of the Plan's significant accounting policies, which have been consistently applied in the preparation of the accompanying financial statements on the accrual basis of accounting, is as follows:

           Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and disclosure of commitments at the date of the financial statements and the changes in net assets available for plan participants during the reporting periods. Actual results could differ from those estimates.

                                                                     (Continued)

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

-------------------------------------------------------------------------------

              Investments

        Investments are stated at fair value except for the guaranteed principal fund which is stated at contract value. Changes in the fair value of securities held are reported as unrealized appreciation or depreciation in market value of investments in the accompanying statements of changes in net assets available for plan participants.
        Purchases and sales of investments are recorded on a trade-date basis.

        Participant loans are valued at the outstanding principal balance.

        Since November 15, 1996, the Plan has offered four alternative investment options - the income fund, the equity fund, the guaranteed principal fund, and a Factory Card Outlet Corp. common stock fund. Participants may direct that their salary reduction contributions and their appropriate share of Company contributions be invested in one or all of these funds in increments of one percent (1%). Prior to November 15, 1996, the Plan offered only three alternative investment options - the income fund, the equity fund and the guaranteed principal fund. Participants were able to invest in one or all of these funds in increments of ten percent (10%).

            Contributions

        The Plan provides for employee contributions from eligible participants electing to enter into a Salary Reduction Agreement with the Company. Under this feature of the Plan, a participant may elect to contribute a percentage of his or her compensation ranging between one percent (1%) and thirteen percent (13%) in increments of one percent (1%).

        The Company makes a discretionary matching contribution to the Plan and the Retirement Committee allocates this contribution to the separate participant accounts. Only those participants who have made salary reduction contributions and have completed 1,000 hours of service will receive this allocation. The Company allocated the discretionary matching contribution to an individual participant's account at the rate of 33% of the first six percent (6%) of a participant's salary reduction contribution in 1996 and 1995.

        A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the Retirement Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participant's compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No base contribution was made in 1996 or 1995.

        Rollover contributions result from participants transferring funds from unrelated retirement plans.

            Income Tax Status

        The Plan obtained a favorable determination letter on April 6, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                                    (Continued)

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

-------------------------------------------------------------------------------

            Administrative Expenses

        All expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services.

            Cash and Cash Equivalents

        Cash equivalents consist principally of highly liquid government securities with original maturities of three months or less.

(3)     Contributions Receivable

        Amounts receivable from employer and employees as of December 31, 1996 and 1995 represent contributions related to December payroll. These contributions were received by the Plan in January of the following year.

(4)     Plan Termination

        While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

(5)     Investments

        Investments which represent 5% or more of the Plan's net assets at December 31, 1996 and 1995 are separately identified below.

-------------------------------------------------------------------------------

                                                         1996         1995
-------------------------------------------------------------------------------

        Income fund, at fair value                     $  330,989     289,642
        Equity fund, at fair value                        620,829     383,174
        Guaranteed principal fund, at contract value      415,794     324,099
        Participant loans                                 111,968      52,935
-------------------------------------------------------------------------------

        Total                                          $1,479,580   1,049,920
-------------------------------------------------------------------------------

                                                                    (Continued)

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

-------------------------------------------------------------------------------

        During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

-------------------------------------------------------------------------------

                                              Year ended           Year ended
                                             December 31,         December 31,
                                                 1996                 1995
-------------------------------------------------------------------------------

        Income fund                            $ (6,994)             18,834
        Equity fund                              74,347              24,854
        Guaranteed principal fund                20,385              11,344
-------------------------------------------------------------------------------

        Net unrealized appreciation
              on investments                   $ 87,738              55,032
-------------------------------------------------------------------------------

 (6)    Summary of Net Assets and Changes
              in Net Assets by Fund

        A summary of changes in net assets by fund type for the year ended December 31, 1996 is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
Factory Card
                                                                                    Guaranteed               Outlet Corp.
                                                               Income       Equity   principal   Participant   common
                                                                fund         fund      fund         loans       stock        Total
-----------------------------------------------------------------------------------------------------------------------------------

                Additions to net assets attributed to:
                  Net investment income                       $  21,330     13,506        303        --          --          35,139
                  Net appreciation (depreciation) in
                    market value of investments                  (6,994)    74,347     20,385        --          --          87,738
                  Interest income on participant loans              543      1,173      2,156        --          --           3,872
                  Contributions:
                    Employer                                     22,180     45,462     34,338        --          49         102,029
                    Employee                                     80,347    165,163    127,500        --         235         373,245
                    Rollover                                     19,337     29,963      2,469        --          --          51,769
-----------------------------------------------------------------------------------------------------------------------------------

                Total additions                                 136,743    329,614    187,151        --         284         653,792
-----------------------------------------------------------------------------------------------------------------------------------

                Deductions from net assets attributed to:
                  Vested benefits of
                    terminated participants                     (31,056)   (71,491)   (40,973)       --          --        (143,520)
-----------------------------------------------------------------------------------------------------------------------------------
                  Refund of excess
                        employee contributions                   (6,370)    (2,387)    (1,641)       --          --         (10,398)
                  Hardship withdrawals                               --       (575)      (575)       --          --          (1,150)

                Total deductions                                (37,426)   (74,453)   (43,189)       --          --        (155,068)
-----------------------------------------------------------------------------------------------------------------------------------

                Fund transfers                                  (19,825)    26,853    (79,487)   59,033      13,426              --
-----------------------------------------------------------------------------------------------------------------------------------

                Net increase                                     79,492    282,014     64,475    59,033      13,710         498,724

                Net assets available for plan participants:
                  Beginning of year                             297,351    398,138    339,912    52,935          --       1,088,336
-----------------------------------------------------------------------------------------------------------------------------------

                  End of year                                 $ 376,843    680,152    404,387   111,968      13,710       1,587,060
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    (Continued)

                                                                      Schedule 1

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1996

-------------------------------------------------------------------------------

                        Description                   Cost*          Value
-------------------------------------------------------------------------------

Cash and cash equivalents                       $                      78,571

Bank One, Chicago NA pooled
  investment funds:
    Income fund                                                       330,989

    Equity fund                                                       620,829

    Guaranteed principal fund                                         415,794

Participant loans (varying rates of
  interest from 8% to 8.5%)                                           111,968
-------------------------------------------------------------------------------

                                                $                   1,558,151
-------------------------------------------------------------------------------

*Historical cost information is not available.

See accompanying independent auditors' report.

                                                                     Schedule 2

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions

December 31, 1996

-----------------------------------------------------------------------------------------------------------------
                                                                                Current value
                                       Purchase      Selling      Cost of        (as of date           Net
                                         price        price      investment    of transaction)         gain
-----------------------------------------------------------------------------------------------------------------

Bank One, Chicago NA Income Fund:
    Series of purchases                $   545,410                                      545,410
    Series of sales                                     488,122      *                  488,122         *

Bank One, Chicago NA Equity Fund:
    Series of purchases                  1,665,271                                    1,665,271
    Series of sales                                   1,386,261      *                1,386,261         *

Bank One, Chicago NA Guaranteed
    Principal Fund:
       Series of purchases                 389,492                                      389,492
       Series of sales                                  349,548      *                  349,548         *
-----------------------------------------------------------------------------------------------------------------

*Historical cost information is not available.

See accompanying independent auditors' report.


                                       14